SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP ("ESOP") SOLD 1,080 SHARES
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                                ON BEHALF OF A BENEFICIARY.
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AMVESCAP PLC
IMMEDIATE RELEASE   2 JULY 2004
CONTACT: MICHAEL PERMAN  TEL: 020 7065 3942




In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On the 1 July 2004, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") sold 1,080 shares on behalf of a beneficiary at (pound)3.795. The sale was not made on behalf of a director of AMVESCAP. The Company was notified of this transaction on 2 July 2004.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.

The shares sold were held by a former employee.



2 JULY 2004

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  2 July, 2004                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary